Mail Stop 3561

April 9, 2008

Mr. Larry Young
President and Chief Executive Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

>   **Re: Dr. Pepper Snapple Group, Inc.**
>   **Amendment No. 3 to Registration Statement on Form 10**
>   **Filed March 20, 2008**
>   **File No. 001-33829**

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Combined Financial Data, page 31

1.   Please expand pro forma adjustment (d) on page 36 to explain why the company will need to recognize $275 million in transferred deferred tax benefits upon separation when the company adopted FIN 48 on January 1, 2007.

2.   Please expand pro forma adjustment (l) on page 37 to disclose the nature and reasons for the acquisition of $310 million in intangible assets from Cadbury, and whether there will be any continuing effect from their amortization.

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please revise to file a signed audit report.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing at (202) 551-3233, with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen T. Giove, Esq.
    Fax 646-848-7325